

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via Facsimile (404-253-8340) and U.S. Mail

Randolph A. Moore, III, Esq.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3449

>   **Re: UCI Medical Affiliates, Inc.**
>   **Schedule TO-T filed March 31, 2011 by BlueChoice Healthplan of South**
>   **Carolina, Inc. and Blue Cross and Blue Shield of South Carolina**
>   **File No. 005-36925**

Dear Mr. Moore:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing and providing the requested information. Where you do not believe our comments apply to the bidder's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the offer to purchase, unless otherwise indicated.

Offer to Purchase

General

1.   We note the disclosure on page 3 indicating that the tender offer is not the first step in a going-private transaction. In light of such disclosure, please advise why page ii contains the legend required by Exchange Act Rule 13e-3(e)(1)(iii) and page 10 refers to the disclosure included on that and subsequent pages as "Special Factors," a requirement of Exchange Act Rule 13e-3(e)(1)(ii).

Available Information, page iii

2.   Please revise to omit the disclaimer language that the bidder and other persons referenced in this section take no responsibility for the accuracy or completeness of information contained in the Offer to Purchase with respect to UCI Medical Affiliates, Inc. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion.

Dissenters' Appraisal Rights, page 16

3.   It is the bidder's responsibility to summarize accurately. Please revise the second paragraph on page 16 to delete the sentence indicating that the discussion of dissenters' rights is not a complete statement of law and is qualified in its entirety by reference to Schedule C. You can direct investors to read Schedule C for a more complete discussion.

Conditions of the Offer, page 32

4.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not several of the offer conditions have been triggered appears to remain in the bidder's sole discretion, the assertion of offer conditions appears to be within the exclusive control of the bidder. For example, we refer you to condition (B)(i)(b) and (c) and (B)(iii). Because the bidder has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the bidder has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the bidder's discretion may be judged.

5.   We note the disclosure in the last paragraph of this section relating to the bidder's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding on both points in your response letter.

6.   We also note the disclosure in the same paragraph that the bidder may assert the conditions listed in this section regardless of the circumstances giving rise to such conditions, including any action or omission by any member of the Purchaser Group. Such language suggests that the bidder has control over the triggering of a condition and creates the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise accordingly.

Miscellaneous, page 35

7.   The disclosure in this section indicates that "[t]he Offer is not being made to, *nor will tenders be accepted from or on behalf of*, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction" (emphasis added). If this language is intended to apply to holders of Shares located outside the United States, please note that the all-holders provision in Exchange Act Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please either advise us as to how the bidder is complying with the all-holders provision in Rule 14d-10 or revise the disclosure here consistent with the rule.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions